                  Filed by North Fork Bancorporation, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
                                     Subject Company: GreenPoint Financial Corp.
                                                 Commission File No.: 333-114173




                               NORTH FORK BANCORP
   275 Broadhollow Road, Melville, NY 11747 (631) 844-1258 FAX (631) 844-1471



FOR IMMEDIATE RELEASE               Contact: Daniel M. Healy
                                             Executive Vice President
                                             Chief Financial Officer
                                             (631) 844-1258


                NORTH FORK BANCORP REPORTS 13% EARNINGS INCREASE
                         FOR THE SECOND QUARTER OF 2004,
                       EXCEPTIONAL DEPOSIT AND LOAN GROWTH
                        AND STRATEGIC PERSONNEL ADDITIONS

     Melville, N.Y. - July 16, 2004 - North Fork Bancorporation, Inc. (NYSE:
NFB) reported increases in earnings, robust loan and deposit growth, the successful integration of Trust Company of New Jersey ("TCNJ"), and hiring of certain key personnel. Highlights for the current period include:

     |o| A 13% increase in net income for the second quarter of 2004 compared to the prior year, with a 10% increase in diluted earnings per share.

     |o| Annualized demand deposit and total deposit growth (excluding TCNJ) in the quarter of 37% and 18%, respectively.

     |o|  Organic loan growth (excluding TCNJ) of 20%.

     |o| Returns on equity and tangible equity of 22.9% and 38.2%, respectively, and returns on average assets and tangible assets of 1.8%.

     |o| A strong net interest margin of 4.26% for the second quarter, substantially unchanged on a linked quarter basis and 4.30% for the six-month period.

     |o| Hiring an experienced team of commercial bankers to lead its New Jersey business and establishment of an asset based lending/structured finance business led by a seasoned management team.

     |o|  The successful integration of TCNJ.

     |o| Nearing completion of the GreenPoint integration plan. Special shareholder meeting dates to approve the transaction have been established.

     |o| Declaration of a regular quarterly cash dividend of $.30 per common share.


     "Our Company's progress reflects its successful transformation into a major regional franchise. Dislocation among our large competitors continues to surface extraordinary opportunities to lift out revenue producers from our competition adding on the margin and compounding our organic growth story," said John Adam Kanas, Chairman, President and Chief Executive Officer. "Our well publicized reputation as an industry leader, combined with the growth prospects foreseen as a result of our two recent acquisitions, have made our Company a virtual magnet in attracting many of the most successful bankers in the tri-state region," he added.

Net Income and Returns
----------------------

     Net income for the quarter ended June 30, 2004 was $109 million or diluted earnings per share of $.68, compared to $96.1 million or $.62 diluted earnings per share in 2003, representing increases of 13% and 10%, respectively. Net income for the six-months ended June 30, 2004, increased to $211.5 million or diluted earnings per share of $1.36, compared to $199.7 million and diluted earnings per share of $1.29 for the same period last year.

     The Company's returns on average equity and tangible equity were 22.9% and 38.2%, respectively, in the June 2004 quarter and 24.6% and 37.5%, respectively for the six-months then ended. The Company's returns on average assets and tangible assets for the most recent quarter were approximately 1.8%.

     Net interest income for the three and six-month periods ended June 30, 2004 grew by 17% and 8% respectively compared with the same period in 2003 to $234.1 million and $440.9 million, respectively. The Company's net interest margin was 4.26% in the current quarter, substantially unchanged on a linked quarter basis and 4.30% for the six-month period. The positive trend in the net interest margin was achieved despite the mid-quarter acquisition of TCNJ which historically recorded a net interest margin substantially less than the Company. "The net interest margin reflects our ability to generate low cost deposit balances, especially demand deposits, as well as our success in growing loans," said Mr. Kanas.

Deposits
--------

     At June 30, 2004, total deposits increased (linked quarter) by $3.9 billion and included approximately $3.2 billion of deposits from the acquisition of TCNJ. North Fork Bank realized organic deposit and demand deposit growth of $723 million and $387 million, reflecting annualized increases of 18% and 37%. "We expect this growth trend to strengthen further as our recently lifted out management team in New Jersey begins to take hold," said Mr. Kanas. "The pending acquisition of GreenPoint, with its deposit gathering ability, will add further to these positive trends," he said.

Loans
-----

     Loans, at June 30, 2004, were $15.4 billion, an increase of $2.7 billion, including $2.1 billion of loans from TCNJ. Organic quarterly loan growth for North Fork Bank was $638 million, an annualized growth rate of 20%. Commercial loan growth was $244 million in the quarter, an annualized loan growth of 19%. "We see this trend continuing without interruption. Our loan pipeline remains remarkably strong as we attract new business and gain market share each day," said John Kanas.

     At June 30, 2004, non-performing loans were $15.8 million, an increase of $4.5 million from the previous quarter, caused substantially by the additions from the TCNJ acquisition. The allowance for loan losses at June 30, 2004 was $138 million, an increase of $13.6 million over the prior quarter (approximately $10.3 million of this increase was from TCNJ). The allowance is considered adequate to cover the risks associated in the loan portfolio. Non-performing loans to total loans were 10 basis points, unchanged from the previous quarter.

Non Interest Income and Expense
-------------------------------

     Non interest income, excluding securities gains and losses and facilities gains increased by 9% in the three-month period ended June 30, 2004 compared to the same period in the prior year. Improvements came from customer related fees and service charges as the number of customers have increased.

     Non interest expense, excluding debt restructuring costs, increased 18% for the three-month period ended June 30, 2004 over the comparable period in 2003 due to expenses associated with the TCNJ merger, new branches and the amortization of identifiable intangible assets arising from the transaction. The Company's efficiency ratio for the most recent quarter was 35.6% compared to 35.4% in the immediately preceding quarter. The Company estimates that the expected benefits associated with assets generated by the new lending personnel discussed in the following paragraphs will commence in the later part of 2004, offsetting partially increased compensation and other costs.

Employment of Seasoned Bankers
------------------------------

     Recognizing that the state of New Jersey represents an unparalleled opportunity to expand its commercial banking business, the Company announced the hiring of Mr. Douglas Kennedy as President of the New Jersey operation. Joining Mr. Kennedy, who has enjoyed a long and notable career in New Jersey with Bank of America/Fleet, are approximately 30 other senior lenders and support personnel. "We have hired a best in class team of all-star players in New Jersey. Their success in this market is well documented and impressive to say the least. Coupled with our innovative commercial products and our well known entrepreneurial style, this team will help transform the New Jersey business into a market leader over a very short time horizon," said John Kanas. Mr. Alan Wilzig, the former President of TCNJ, will continue in his important role of assisting in the integration, acting as a resource to the entire New Jersey operation.

     Additionally, the Company announced the formation of North Fork Business Capital Corp. headed by Mr. Steven Fischer, President. Joining Steve, who spent eleven years leading Transamerica's asset based structured finance division serving middle market businesses on a nationwide basis, will be approximately 25 seasoned lenders and support personnel. "One of our greatest, if not most important, challenges is the generation of quality assets as we continue to experience unprecedented deposit inflows," said Mr. Kanas. "This new group, headed by Steve, will help meet this challenge," he added.

     Substantially, all these new employees joined North Fork effective July 1, 2004.

Pending Acquisition of GreenPoint
---------------------------------

     The Company advised that the pending acquisition of GreenPoint Financial Corp. is proceeding on schedule and integration planning is on track. Special shareholders' meeting dates to approve the transaction are scheduled for August 30, 2004 for GreenPoint and August 31, 2004 for North Fork. The record date for both companies is July 23, 2004. It is expected that all regulatory approvals will be received prior to the special meetings. Approvals have been received from New York State Banking Department and the Federal Deposit Insurance Corporation. The Company expects that the Federal Reserve Board will approve the transaction in the near term. "Cooperation between our companies has been excellent. We are making numerous joint strategic decisions that will benefit the combined companies after the merger," said Mr. Kanas.


Cash Dividend
-------------

     On June 22, 2004, the Board declared its regular quarterly dividend of $.30 per common share. The dividend will be payable August 16, 2004, to shareholders of record at the close of business on July 30, 2004.


                                    *  *  *

     On a pro forma basis, North Fork, when combined with GreenPoint, will have approximately $55 billion in assets and operate from 340 branch locations throughout the New York Metropolitan area, New Jersey, Connecticut and a national mortgage origination platform.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between North Fork and GreenPoint Financial Corp. ("GreenPoint"), including future financial and operating results, North Fork's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of North Fork's and GreenPoint's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of North Fork and GreenPoint stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any revenue synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause North Fork's or GreenPoint's results to differ materially from those described in the forward-looking statements can be found in the 2003 Annual Reports on Form 10-K of North Fork and GreenPoint, and in the Quarterly Reports on Form 10-Q of North Fork and GreenPoint filed with the Securities and Exchange Commission ("SEC") and available at the SEC's internet site (http://www.sec.gov). The forward-looking statements in this press release speak only as of the date of the press release, and neither North Fork nor GreenPoint assumes any obligation to update the forward-looking statements or to update the reasons why actual results could differ from those contained in the forward-looking statements.

On June 29, 2004, North Fork filed an amended registration statement with the SEC containing North Fork's and GreenPoint's preliminary joint proxy statement/prospectus regarding the proposed merger. Stockholders are urged to read the preliminary joint proxy statement/prospectus filed with the SEC on June 29, 2004 regarding the proposed merger and the definitive joint proxy statement/prospectus regarding the proposed merger when it becomes available because they contain, or will contain, important information. Stockholders will be able to obtain a free copy of these documents, as well as other filings containing information about North Fork and GreenPoint, without charge, at the SEC's internet site (http://www.sec.gov). Copies of these documents can also be obtained without charge, by directing a request to North Fork Bancorporation, Inc., 275 Broadhollow Road, Melville, NY 11747; Attention: Aurelie Campbell, 631-844-1252.

The directors and executive officers of North Fork and other persons may be deemed to be participants in North Fork's solicitation of proxies in respect of the proposed merger between North Fork and GreenPoint. Information regarding North Fork's directors and executive officers is available in the proxy statement filed with the SEC by North Fork on March 19, 2004. Other information regarding the participants in North Fork's proxy solicitation in respect of the proposed merger between North Fork and GreenPoint and a description of any direct and indirect interests, by security holdings or otherwise, are contained in the preliminary joint proxy statement/prospectus filed with the SEC on June 29, 2004 regarding the proposed merger with GreenPoint.

                         North Fork Bancorporation, Inc.
                        Consolidated Statements of Income
                                   (Unaudited)

                                                                  Three Months Ended           Six Months Ended
                                                                June 30,       June 30,      June 30,       June 30,
(in thousands, except per share amounts)                          2004           2003          2004           2003
                                                                -----------------------------------------------------
Interest Income:
Loans                                                           $213,002       $195,826      $407,202       $392,747
Securities                                                        89,905         86,577       163,165        186,198
Money Market Investments                                             467             95           670            269
                                                                -----------------------------------------------------
   Total Interest Income                                         303,374        282,498       571,037        579,214
                                                                -----------------------------------------------------
Interest Expense:
Savings, NOW & Money Market Deposits                              19,108         14,476        34,119         29,236
Time Deposits                                                      7,412          9,419        14,055         19,472
Certificates of Deposit, $100,000 & Over                           4,899          4,801         8,992          9,904
Federal Funds Purchased & Collateralized Borrowings               31,308         44,359        59,911         91,974
Subordinated Debt                                                  4,599          7,120         9,144         14,345
Junior Subordinated Debt                                           1,953          2,451         3,892          4,961
                                                                -----------------------------------------------------
   Total Interest Expense                                         69,279         82,626       130,113        169,892
                                                                -----------------------------------------------------
   Net Interest Income                                           234,095        199,872       440,924        409,322
Provision for Loan Losses                                          6,500          6,500        13,000         12,750
                                                                -----------------------------------------------------
   Net Interest Income after Provision for Loan Losses           227,595        193,372       427,924        396,572
                                                                -----------------------------------------------------
Non-Interest Income:
Customer Related Fees & Service Charges                           23,417         20,460        45,188         40,626
Investment Management, Commissions & Trust Fees                    4,099          3,892         8,023          7,016
Mortgage Banking Income                                            1,318          3,199         2,478          6,017
Check Cashing Fees                                                 1,159          1,265         2,348          2,261
Other Operating Income                                             5,658          3,964        11,455          8,510
Securities (Losses)/Gains, net                                     (475)          3,699         7,413          6,296
Gain on Sale of Facilities                                             -         10,980             -         10,980
                                                                -----------------------------------------------------
     Total Non-Interest Income                                    35,176         47,459        76,905         81,706
                                                                -----------------------------------------------------
Non-Interest Expense:
Employee Compensation & Benefits                                  55,224         49,075       106,301         96,415
Occupancy & Equipment, net                                        20,074         16,389        37,699         31,910
Other Operating Expenses                                          21,181         16,894        39,127         33,711
Amortization of Identifiable Intangibles                           1,889            892         2,670          1,784
Debt Restructuring Costs                                               -         11,955             -         11,955
                                                                -----------------------------------------------------
    Total Non-Interest Expense                                    98,368         95,205       185,797        175,775
                                                                -----------------------------------------------------
Income Before Income Taxes                                       164,403        145,626       319,032        302,503
Provision for Income Taxes                                        55,404         49,513       107,514        102,851
                                                                -----------------------------------------------------
     Net Income                                                 $108,999        $96,113      $211,518       $199,652
                                                                =====================================================


Earnings Per Share:
    Basic                                                          $0.69          $0.63         $1.38          $1.30
    Diluted                                                        $0.68          $0.62         $1.36          $1.29


See accompanying notes appended to the financial data and summaries

                         North Fork Bancorporation, Inc.
                           Consolidated Balance Sheets
                                   (Unaudited)


                                                                    June 30,      March 31,   December 31,    June 30,
(in thousands, except per share amounts)                              2004          2004          2003          2003
                                                                    ---------------------------------------------------
Assets:
Cash & Due from Banks                                               $528,772      $407,025      $510,354      $406,694
Money Market Investments                                              16,140       239,081        21,037        63,799
Due from Brokers                                                           -             -             -       464,351
Securities Held-for-Sale                                                   -             -             -       613,628
Securities:
   Available-for-Sale                                              8,762,663     7,706,879     7,136,275     8,108,198
   Held-to-Maturity                                                  152,201       169,264       190,285       221,378
                                                                 ------------------------------------------------------
      Total Securities                                             8,914,864     7,876,143     7,326,560     8,329,576
                                                                 ------------------------------------------------------
Loans, Net of Unearned Income & Deferred Costs                    15,388,470    12,658,953    12,345,273    11,897,433
  Less: Allowance for Loan Losses                                    138,008       124,364       122,733       117,753
                                                                 ------------------------------------------------------
                  Net Loans                                       15,250,462    12,534,589    12,222,540    11,779,680
                                                                 ------------------------------------------------------
Goodwill                                                           1,003,668       410,494       410,494       410,495
Identifiable Intangibles                                              49,447        11,984        12,765        14,548
Premises & Equipment                                                 220,379       160,151       150,875       143,374
Other Assets                                                         488,127       334,670       314,749       312,989
                                                                 ------------------------------------------------------
     Total Assets                                                $26,471,859   $21,974,137   $20,969,374   $22,539,134
                                                                 ======================================================
Liabilities and Stockholders' Equity:
Deposits:
   Demand                                                         $5,259,052    $4,233,526    $4,080,134    $3,746,741
   Savings                                                         4,494,251     3,846,837     3,770,683     3,665,580
   NOW &  Money Market                                             6,321,943     5,126,883     4,519,476     3,960,731
   Time                                                            2,300,540     1,743,679     1,784,408     1,922,407
   Certificates of Deposit,  $100,000 & Over                       1,460,671       992,563       961,414     1,176,835
                                                               --------------------------------------------------------
     Total Deposits                                               19,836,457    15,943,488    15,116,115    14,472,294
                                                               --------------------------------------------------------
Federal Funds Purchased & Collateralized Borrowings                3,138,935     2,955,362     3,221,154     5,141,500
Subordinated Debt                                                    462,808       488,402       476,499       493,790
Junior Subordinated Debt                                             261,358       273,942       266,977       281,021
                                                               --------------------------------------------------------
     Total Borrowings                                              3,863,101     3,717,706     3,964,630     5,916,311
                                                               --------------------------------------------------------
Dividends Payable                                                     51,621        45,904        45,757        42,211
Due to Brokers                                                        86,770       303,604        31,095       188,063
Accrued Expenses & Other Liabilities                                 322,323       379,656       333,288       348,154
                                                               --------------------------------------------------------
      Total Liabilities                                          $24,160,272   $20,390,358   $19,490,885   $20,967,033
                                                               --------------------------------------------------------
Stockholders' Equity:
Common Stock, par value $0.01; authorized 500,000,000 shares;
    issued 193,108,367 shares at June 30, 2004                         1,931         1,746         1,746         1,746
Additional Paid in Capital                                         1,121,040       376,408       378,793       373,851
Retained Earnings                                                  1,930,379     1,872,989     1,816,458     1,705,789
Accumulated Other Comprehensive (Loss)/Income                       (61,784)        31,855       (2,044)        42,019
Deferred Compensation                                               (84,294)      (88,502)      (91,789)      (65,795)
Treasury Stock at Cost;  21,037,978 shares at June 30, 2004        (595,685)     (610,717)     (624,675)     (485,509)
                                                               --------------------------------------------------------
      Total Stockholders' Equity                                   2,311,587     1,583,779     1,478,489     1,572,101
                                                               --------------------------------------------------------
      Total Liabilities and Stockholders' Equity                 $26,471,859   $21,974,137   $20,969,374   $22,539,134
                                                               ========================================================

See accompanying notes appended to the financial data and summaries

                         North Fork Bancorporation, Inc.
              Selected Financial Data and Balance Sheet Components
                                   (Unaudited)

                                                                        Three Months Ended             Six Months Ended
                                                                      June 30,       June 30,       June 30,       June 30,
SELECTED FINANCIAL DATA:                                                2004           2003           2004           2003
(in thousands, except ratios and per share amounts)               ---------------------------------------------------------

Per Share:
    Net Income - Basic                                                  $0.69          $0.63          $1.38          $1.30
    Net Income - Diluted                                                $0.68          $0.62          $1.36          $1.29
    Average Shares Outstanding - Basic                                157,989        152,911        153,156        153,417
    Average Shares Outstanding - Diluted                              160,316        154,451        155,737        154,961
    Cash Dividends                                                      $0.30          $0.27          $0.60          $0.54
    Dividend Payout Ratio                                                 47%            44%            46%            42%
    Book Value                                                         $13.43         $10.06         $13.43         $10.06
    Tangible Book Value                                                 $7.31          $7.34          $7.31          $7.34
Selected Financial Data:
    Return on Average Total Assets                                      1.78%          1.73%          1.86%          1.83%
    Return on Average Tangible Assets (2)                               1.86%          1.77%          1.93%          1.88%
    Return on Average Stockholders' Equity                             22.92%         24.42%         24.56%         25.75%
    Return on Average Tangible Stockholders' Equity (2)                38.23%         33.63%         37.49%         35.56%
    Efficiency Ratio (3)                                               35.56%         34.84%         35.49%         33.70%
    Yield on Interest Earning Assets (1)                                5.49%          5.60%          5.53%          5.86%
    Cost of Funds                                                       1.61%          1.97%          1.61%          2.06%
    Net Interest Margin (1)                                             4.26%          4.00%          4.30%          4.18%


                                                                      June 30,       March 31,    December 31,     June 30,
                                                                        2004           2004           2003           2003
                                                                  ---------------------------------------------------------
Capital Ratios:
  Risk Based Capital:
      Tier 1                                                            9.86%         10.61%         10.49%         10.89%
      Total                                                            13.90%         15.43%         15.53%         15.86%
      Leverage Ratio                                                    6.63%          6.66%          6.47%          6.17%

Quarterly Average Balance Sheet:
Total Assets                                                      $24,617,030    $21,060,732    $20,554,912    $22,316,804
Securities                                                          8,625,227      7,212,411      7,001,865      8,935,413
Loans                                                              13,934,465     12,474,528     12,126,302     11,696,983
Demand Deposits                                                     4,825,135      4,077,535      4,098,276      3,550,810
Interest Bearing Deposits                                          13,391,765     11,309,570     10,894,793     10,273,437
Federal Funds Purchased & Collateralized Borrowings                 3,182,388      3,025,446      2,980,436      5,760,450
Subordinated Debt                                                     488,413        476,511        481,293        499,174
Junior Subordinated Debt                                              273,945        266,980        272,920        276,676
Stockholders' Equity                                               $1,912,760     $1,551,429     $1,487,049     $1,578,706


BALANCE SHEET COMPONENTS:

Securities:
       The following table shows the securities portfolio composition for the periods ended:

                                                                     June 30,       March 31,     December 31,     June 30,
(in thousands)                                                         2004           2004           2003           2003
                                                                  ---------------------------------------------------------
Collateralized Mortgage Obligations                                $4,933,670     $4,877,161     $4,424,868     $5,923,605
Agency Pass-Through Certificates                                    2,230,652      1,339,766      1,328,753        882,834
State & Municipal Obligations                                         643,422        767,802        761,747        617,444
Equity Securities                                                     189,681        176,950        194,345        331,234
U.S. Treasury & Government Agencies                                   265,256        109,980         58,090         37,419
Other Securities                                                      652,183        604,484        558,757        537,040
                                                                  ---------------------------------------------------------
   Total Securities                                                $8,914,864     $7,876,143     $7,326,560     $8,329,576
                                                                  =========================================================

See accompanying notes appended to the financial data and summaries

                         North Fork Bancorporation, Inc.
         Selected Financial Data and Balance Sheet Components, Continued
                                   (Unaudited)

Loans:
      The following table represents the components of the loan portfolio for the periods ended:

                                                                      June 30,      March 31,     December 31,     June 30,
                                                                       2004           2004           2003            2003
(in thousands)                                                    ---------------------------------------------------------
Multi-Family Mortgages                                             $3,824,615     $3,658,070     $3,634,533     $3,792,647
Commercial Mortgages                                                3,536,517      2,836,434      2,814,103      2,359,316
Residential Mortgages                                               3,329,949      2,506,316      2,403,306      2,413,125
Commercial                                                          2,529,253      2,248,285      2,145,798      2,000,623
Consumer                                                            1,751,240      1,113,982      1,095,529      1,068,616
Construction and Land                                                 453,922        326,703        283,243        290,433
                                                                  ---------------------------------------------------------
  Total                                                           $15,425,496    $12,689,790    $12,376,512    $11,924,760
Less:
   Unearned Income & Deferred Costs                                    37,026         30,837         31,239         27,327
                                                                  ---------------------------------------------------------
      Loans, net                                                  $15,388,470    $12,658,953    $12,345,273    $11,897,433
                                                                  =========================================================

Asset Quality:

   Non-Performing Loans                                               $15,804        $11,302        $13,340        $12,795
   Other Real Estate                                                      435             93            313            295
                                                                  ---------------------------------------------------------
   Total Non-Performing Assets                                        $16,239        $11,395        $13,653        $13,090
                                                                  =========================================================

   Allowance for Loan Losses to Non-Performing Loans                     873%          1100%           920%           920%
   Allowance for Loan Losses to Total Loans, net                        0.90%          0.98%          0.99%          0.99%
   Non-Performing Loans to Total Loans, net                             0.10%          0.09%          0.11%          0.11%
   Quarterly Net Charge-offs to Average Loans (Annualized)              0.09%          0.16%          0.14%          0.13%


     The following table represents loans acquired from TCNJ at fair value and core NFB growth during the quarter:

                                                                      Actual          NFB                           NFB
                                                                  June 30, 2004    Core Growth        TCNJ     Mar. 31, 2004
(in thousands)                                                    -----------------------------------------------------------
Multi-Family Mortgages                                             $3,824,615       $166,362           $183     $3,658,070
Commercial Mortgages                                                3,536,517         85,458        614,625      2,836,434
Residential Mortgages                                               3,329,949        144,098        679,535      2,506,316
Commercial                                                          2,529,253        158,684        122,284      2,248,285
Consumer                                                            1,751,240         49,096        588,162      1,113,982
Construction  & Land                                                  453,922         34,741         92,478        326,703
                                                                  ---------------------------------------------------------
    Total                                                         $15,425,496       $638,439     $2,097,267    $12,689,790
                                                                  =========================================================

See accompanying notes appended to the financial data and summaries

                         North Fork Bancorporation, Inc.
         Selected Financial Data and Balance Sheet Components, Continued
                                   (Unaudited)

Deposits:

     The following table represents the composition of total deposits, while more specifically highlighting Manhattan and New Jersey for the periods ended:

                                                                      June 30,      March 31,    December 31,     June 30,
                                                                        2004          2004          2003            2003
(in thousands)                                                    --------------------------------------------------------
Manhattan (28 branches)
Demand                                                             $1,289,993     $1,113,988     $1,027,017       $811,565
Interest Bearing                                                    2,831,846      2,701,020      2,267,543      1,950,365
                                                                  ---------------------------------------------------------
    Total                                                           4,121,839      3,815,008      3,294,560      2,761,930
                                                                  ---------------------------------------------------------

New Jersey (73 branches)
Demand                                                                610,145          3,502              -              -
Interest Bearing                                                    2,271,585          4,510              -              -
                                                                  ---------------------------------------------------------
     Total                                                          2,881,730          8,012              -              -

All Other Locations  (157 branches)
Demand                                                              3,358,914      3,116,036      3,053,117      2,935,176
Interest Bearing                                                    9,473,974      9,004,432      8,768,438      8,775,188
                                                                  ---------------------------------------------------------
    Total                                                          12,832,888     12,120,468     11,821,555     11,710,364

Total Deposits  (258 branches)
Demand                                                              5,259,052      4,233,526      4,080,134      3,746,741
Interest Bearing                                                   14,577,405     11,709,962     11,035,981     10,725,553
                                                                  ---------------------------------------------------------
    Total                                                         $19,836,457    $15,943,488    $15,116,115    $14,472,294
                                                                  =========================================================



     The following table represents the deposits acquired from TCNJ at fair value and core NFB growth during the quarter:

                                                                      Actual           NFB                         NFB
(in thousands)                                                    June 30, 2004    Core Growth        TCNJ     Mar. 31, 2004
                                                                  ----------------------------------------------------------
Demand                                                             $5,259,052       $386,763       $638,763     $4,233,526
Savings                                                             4,494,251         96,375        551,039      3,846,837
NOW &  Money Market                                                 6,321,943        515,059        680,001      5,126,883
Time                                                                2,300,540       (96,452)        653,313      1,743,679
Certificates of Deposit,  $100,000 & Over                           1,460,671      (179,178)        647,286        992,563
                                                                  ----------------------------------------------------------
     Total Deposits                                               $19,836,457       $722,567     $3,170,402    $15,943,488
                                                                  ==========================================================

See accompanying notes appended to the financial data and summaries

                         North Fork Bancorporation, Inc.
                          Net Interest Margin Analysis
                                   (Unaudited)

   The following table presents on a linked quarter basis, an analysis of net interest income by each major category of interest earning assets and interest bearing liabilities:

For the Three Months Ended:                                     June 30, 2004                         March 31, 2004
                                                  ----------------------------------------------------------------------------
                                                     Average                    Average    Average                    Average
(dollars in thousands )                              Balance        Interest     Rate      Balance        Interest      Rate
                                                  ----------------------------------------------------------------------------
Interest Earning Assets:
Securities                                         $8,625,227       $96,907      4.52%    $7,212,411       $78,963      4.40%
Loans, net                                         13,934,465       213,416      6.16%    12,474,528       194,615      6.27%
Money Market Investments                              219,728           481      0.88%        81,144           241      1.19%
                                                  --------------------------              -------------------------
  Total Interest Earning Assets                    22,779,420       310,804      5.49%    19,768,083       273,819      5.57%
                                                  --------------------------              -------------------------
Non-Interest Earning Assets:
Cash and Due from Banks                              $715,814                               $533,395
Other Assets                                        1,121,796                                759,254
                                                  ------------                           ------------
  Total Assets                                    $24,617,030                            $21,060,732
                                                  ------------                           ------------

Interest Bearing Liabilities:
Savings, NOW & Money Market Deposits              $10,067,881       $19,108      0.76%    $8,515,206       $15,011      0.71%
Time Deposits                                       3,323,884        12,311      1.49%     2,794,364        10,736      1.55%
                                                  --------------------------              ------------------------
  Total Savings and Time Deposits                  13,391,765        31,419      0.94%    11,309,570        25,747      0.92%

Fed Funds Purchased & Collateralized Borrowings     3,182,388        31,308      3.96%     3,025,446        28,603      3.80%
Subordinated Debt                                     488,413         4,599      3.79%       476,511         4,545      3.84%
Junior Subordinated Debt                              273,945         1,953      2.87%       266,980         1,939      2.92%
                                                  --------------------------              ------------------------
  Total Borrowings                                  3,944,746        37,860      3.86%     3,768,937        35,087      3.74%
                                                  --------------------------              ------------------------
    Total Interest Bearing Liabilities             17,336,511        69,279      1.61%    15,078,507        60,834      1.62%
                                                  --------------------------              ------------------------
Interest Rate Spread                                                             3.88%                                  3.95%

Non-Interest Bearing Liabilities:
Demand Deposits                                    $4,825,135                             $4,077,535
Other Liabilities                                     542,624                                353,261
                                                  ------------                         -------------
 Total Liabilities                                 22,704,270                             19,509,303
 Stockholders' Equity                               1,912,760                              1,551,429
                                                  ------------                         -------------
  Total Liabilities and Stockholders' Equity      $24,617,030                            $21,060,732
                                                  ------------                         -------------
Net Interest Income and Net Interest Margin                        $241,525      4.26%                    $212,985      4.33%
Less: Tax Equivalent Adjustment                                     (7,430)                                (6,156)
                                                                  ----------                             ----------
     Net Interest Income                                           $234,095                               $206,829
                                                                  ----------                             ----------

   The following table summarizes the net interest margin for the previous five quarters:

                                                              2004                            2003
                                                 --------------------------------------------------------------------
                                                      2nd Qtr       1st Qtr       4th Qtr      3rd Qtr       2nd Qtr
                                                 --------------------------------------------------------------------
Interest Earning Assets:
Securities                                              4.52%         4.40%         4.29%        3.84%         4.15%
Loans, net                                              6.16%         6.27%         6.47%        6.62%         6.73%
Money Market Investments                                0.88%         1.19%         0.93%        1.34%         1.54%
                                                 --------------------------------------------------------------------
  Total Interest Earning Assets                         5.49%         5.57%         5.64%        5.56%         5.60%
                                                 --------------------------------------------------------------------

Interest Bearing Liabilities:
Total Savings and Time Deposits                         0.94%         0.92%         0.95%        1.01%         1.12%
Total Borrowings                                        3.86%         3.74%         3.72%        3.30%         3.31%
                                                 --------------------------------------------------------------------
  Total Interest Bearing Liabilities                    1.61%         1.62%         1.66%        1.67%         1.97%
                                                 --------------------------------------------------------------------

Interest Rate Spread                                    3.88%         3.95%         3.98%        3.89%         3.63%
Net Interest Margin                                     4.26%         4.33%         4.39%        4.23%         4.00%

The above tables are presented on a tax equivalent basis.

                         North Fork Bancorporation, Inc.
                    Notes to the Financial Data and Summaries

(1)  Presented on a tax equivalent basis.

(2) Return on average tangible assets and return on average tangible stockholder's equity which represent non-GAAP measures are computed, on an annualized basis, as follows:

     Return on average tangible assets is computed by dividing net income, as reported plus amortization of identifiable intangible assets, net of taxes by average total assets less average goodwill and average identifiable intangible assets.

     Return on average tangible stockholders equity is computed by dividing net income, as reported plus amortization of identifiable intangible assets, net of taxes by average total stockholders equity less average goodwill and average identifiable intangible assets.

                                                                      Three Months Ended              Six Months Ended
                                                                 June 30, 2004   June 30, 2003  June 30, 2004  June 30, 2003
                                                                 -----------------------------------------------------------
(in thousands)
Net Income, as Reported                                              $108,999        $96,113       $211,518       $199,652
   Add: Amortization of identifiable Intangibles, Net of Taxes          1,252            589          1,770          1,177
                                                                 -----------------------------------------------------------

Net Income, as Adjusted                                              $110,251        $96,702       $213,288       $200,829
                                                                 -----------------------------------------------------------

Average Total Assets                                              $24,617,030    $22,316,804    $22,829,187    $21,987,979
        Less:  Average Goodwill                                       720,988        410,385        565,686        409,408
        Less:  Average Identifiable Intangible Assets                  31,760         15,029         22,084         15,471
                                                                 -----------------------------------------------------------
                    Average Tangible Assets                       $23,864,282    $21,891,389    $22,241,417    $21,563,100
                                                                 -----------------------------------------------------------

Average Stockholders' Equity                                       $1,912,760     $1,578,706     $1,731,953     $1,563,755
        Less:  Average Goodwill                                       720,988        410,385        565,686        409,408
        Less:  Average Identifiable Intangible Assets                  31,760         15,029         22,084         15,471
                                                                 ----------------------------------------------------------
                    Average Tangible Stockholders' Equity          $1,160,012     $1,153,292     $1,144,183     $1,138,876
                                                                 ----------------------------------------------------------

Return on Average Tangible Assets                                       1.86%          1.77%          1.93%          1.88%
Return on Average Tangible Stockholders' Equity                        38.23%         33.63%         37.49%         35.56%

(3) The efficiency ratio is defined as the ratio of non-interest expense net of debt restructuring costs, amortization of identifiable intangibles, other real estate related expenses and other non-recurring charges, to net interest income on a tax equivalent basis and other non-interest income net of securities gains, facilities gains and other non-recurring items.

(4) The following table summarizes the fair value of assets acquired and liabilities assumed in the TCNJ acquisition:

                                                                       As of
                                                                    May 14, 2004
                                                                   -------------
(in thousands)
Cash and Due from Banks                                                $156,209
Money Market Investments                                                 90,000
Securities                                                            1,413,893
Loans                                                                 2,097,267
   Add: Unearned Income & Deferred Costs                                 15,329
   Less: Allowance for Loan Losses                                     (10,251)
                                                                   -------------
   Net Loans                                                          2,102,345
Goodwill                                                                593,173
Identifiable Intangibles                                                 39,352
Premises & Equipment                                                     49,132
Other Assets                                                            216,510
                                                                   -------------
   Total                                                             $4,660,614
                                                                   -------------

Deposits                                                             $3,170,402
Federal Funds Purchased & Collateralized Borrowings                     689,063
Other Liabilities                                                        57,024
                                                                   -------------
   Total Liabilities                                                  3,916,489
Commons Stock Issued                                                    744,125
                                                                   -------------
  Total                                                              $4,660,614
                                                                   -------------